HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414


                                  July 10, 2018

Sherry Haywood
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Flexible Solutions International, Inc.
            Form S-4
            File No. 333-225185


     This office represents Flexible Solutions International, Inc. Amendment No. 1 to the Company's Registration Statement on Form S-4 has been filed with the Commission. This letter is response to the staff's letter dated June 20, 2018. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's letter.

     1. The information required by Part A has either been:

          o added to the prospectus by means of Amendment No. 1 (see pages 3, 4 and 37);

          o was in the originally filed Registration Statement (i.e. the Company's name, mailing address and telephone number, description of Company's business, incorporation of documents by reference);

          o is not applicable since the Registration Statement involves a change in the Company's corporate domicile and not an acquisition (i.e. Items 4, 5, 6 and 7); or

          o    is not applicable in general (Item 8).

     2. The staff is of the opinion that the Company is not able to incorporate the information required by Item 12 by reference since the Company does not meet the aggregate market value requirement of instruction 1.B.1 of Form S-3. However, the aggregate market value requirement only applies to Items 10 and 11 of Form S-4.

     Instruction B.1.(b) to Form S-4 allows a registrant to provide information in accordance with Items 12 and 13 of the form if the registrant meets the requirements for the use of Form S-3. Instruction B.1.(b) makes no reference to any aggregate market value requirement.

     In the proposing release with respect to the use of Form S-4 (Release 33-6534, page 13), it was proposed that general instruction B.1. would read as follows:

     a)   Information  with  respect  to the  registrant  shall be  provided  in
          accordance  with  the  items   referenced  in  one  of  the  following
          subparagraphs:

          (i) Items 10 and 11 of this Form, if the registrant would meet the requirements for use of Form S-3 (ss.239.13 of this chapter) if it were making a primary offering of securities and elects this alternative;

          (ii) Items 12 and 13 of this Form, if the registrant would meet the requirements for use of Form S-2 (ss.239.12 of this chapter) or Form S-3 if it were making a primary offering of securities and elects this alternative; or

          (iii) Item 14 of this Form, if the registrant would not meet the requirements for use of Form S-2 or S-3 if it were making a primary offering of securities, or if it otherwise elects this alternative.

     However, in the adopting release (Release 33-6578, page 38), the requirement that a registrant, in order to use Items 12 and 13 of Form S-4, would need to meet the requirements for the use of Form S-3 "if it were making a primary offering of its securities" was deleted and replaced simply by "meets the requirements" for use of Form S-3.

     The adopting release (page 8) also provided the following:

          "General Instruction B explains the operation of the three-tier system in the context of registration on Form S-4 and, as adopted, reflects certain clarifying language changes."

     Note the use of the words "three-tier system". In the proposing release, it was actually a two-tier system since Instruction B.1.a and B.1.b. were, with the exception of the reference to Form S-2, the same. The reference to the three-tier system clearly means that the requirements for the use of:

     o    Items 10 and 11; and

     o    Items 12 and 13,

are not the same.

     The Company meets the requirements for the use of Form S-3 and should be able to incorporate the information required by Item 12 by reference.

     Insofar as Item 10 is concerned, the information required by this item is not applicable since:

     o    there have been no material changes to the Company's business;

     o the Company has not entered into any transaction which would require the presentation of financial statements required by Rule 3-05 or
          Article 11 of Regulation S-K;

     o    the Company has not restated its financial statements; and

     o    there has been no material disposition of the Company's assets.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & HART, LLC

                                          /s/ William T. Hart
                                       By
                                          William Hart